GREENBERG TRAURIG, LLP
MetLife Building
200 Park Avenue
New York, New York 10166

Spencer G. Feldman
212-801-9221
E-mail: feldmans@gtlaw.com

June 17, 2009
VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	K-Kitz, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 6, 2009
File No. 333-158426

Ladies and Gentlemen:

On behalf of K-Kitz, Inc., a Delaware corporation, we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission, pursuant to the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T, one complete copy of Amendment No. 1 to the captioned Registration Statement on Form S-1, No. 333-158426 (the “Amendment”), for the registration of 2,000,000 shares of K-Kitz’s common stock, including one complete copy of the exhibits listed in the Amendment as filed therewith.

Three courtesy copies of this letter and the Amendment, together with all exhibits and supplemental information, are being provided directly to the staff for its convenience (attention:  Scott Anderegg, Esq.) in the review of the foregoing documents.

The Amendment responds to the comments received from the staff of the SEC by letter, dated April 29, 2009.  The Amendment includes K-Kitz’s interim unaudited financial statements for the three months ended March 31, 2009.

K-Kitz wishes to be in a position to request acceleration of the effective date of the Registration Statement on or before Friday, June 26, 2009, and respectfully requests the staff to convey any comments it may have as soon as possible, to allow us to meet this schedule.

To facilitate the staff’s review, the numbered paragraphs below correspond to the numbered paragraphs in the letter of the SEC’s comments.  Unless otherwise provided herein, all page numbers referred to in this letter correspond to the page numbers of the Amendment and capitalized terms used herein that are not otherwise defined herein have the meanings ascribed to them in the Amendment.

Registration Statement Facing Page

Comment No. 1:  As noted by the staff, the Rule 415 box is now checked on the facing page of the Amendment.

Front Cover of Prospectus

Comment No. 2:  As noted by the staff, the date at the top of the cover page of the prospectus has been removed.

Comment No. 3:  As requested by the staff, the Amendment has been revised throughout to clarify that the 180-day offering period begins on the date of the prospectus, or upon effectiveness of the registration statement.  See the prospectus cover page, and pages 4, 29 and 30.

Comment No. 4:  In response to the staff’s comment, we have added a sentence to the prospectus cover page and pages 4 and 30 of the Amendment to advise prospective investors that K-Kitz will file a post-effective amendment in the event the offering period is extended.

Comment No. 5:  As required by Exchange Act Rule 10b-9, we have revised the Amendment to replace the term “promptly” with language consistent with “the next business day or as soon as possible after the offering’s termination” as it applies to returning funds held in escrow if the minimum offering amount is not received within the offering period.  See the prospectus cover page and pages 4, 29 and 30 of the Amendment.

We use a small number of suppliers for our products, and rely on them for prompt shipment and quality control, page 6

Comment No. 6:  In response to the staff’s comment, we have eliminated entirely the risk factor relating to the ability of K-Kitz to purchase sufficient product supplies from vendors for its business.  K-Kitz does not believe this possible risk poses a material risk of which investors should be made aware.

Our technology and know-how is unpatented and others may seek to copy it without compensating us, page 6

Comment No. 7:  In response to the staff’s comment, we have revised the risk factor “We consider our industry know-how proprietary…” on page 7 to indicate that K-Kitz’s processes involve industry know-how and trade secrets, rather than “technology” which may be protected through registered intellectual property rights.  In the Business section on page 22, we have added similar disclosure to state that the processes that K-Kitz has developed are considered proprietary as industry know-how only.

Finra sales practice requirement may limit a stockholder’s ability to buy or sell our stock, page 7

Comment No. 8:  As requested by the staff, the “Finra sales practice requirements” risk factor on page 8 has been revised to replace the phrase “penny stock” with “speculative low-priced securities” and to refer the reader to the more detailed discussion of this subject in the prospectus under the heading “Plan of Distribution and Terms of the Offering; Section 15(g) of the Exchange Act-Penny Stock Disclosure.”

Use of Proceeds, page 9

Comment No. 9:  Pursuant to Item 504 of Regulation S-K, the application of proceeds table on page 10 has been revised to reflect the offering proceeds, net of direct offering costs.

Comment No. 10:  As requested by the staff, language has been added to the first paragraph of “Use of Proceeds” on page 10 to state that the offering scenarios are presented for illustrative purposes only and the actual amount of proceeds received may differ.

Determination of Offering Price, page 10

Comment 11:  As requested by the staff, disclosure has been added to page 11 to more clearly disclose how K-Kitz determined the offering price and explain its use of the term “arbitrary,” and clarify how the four factors cited contributed to the company’s offering price determination.

Dilution of the Price You Pay For Your Shares, page 10

Comment 12:  In response to each of the staff’s comments, we have revised the dilution disclosures on page 12.  As to the first of the comments, we have revised the net tangible book value to $35,578.  We reflected the $39,000 of estimated offering costs as a reduction to post-offering net tangible book value.  We also revised our disclosures under each offering scenario to clearly disclose the net tangible book value per share before the offering, pro forma net tangible book value per share after the offering, the increase in net tangible book value per share attributable to new investors, and dilution per share to new investors.  We deleted the price per share item in the dilution table.  As to the last of the comments, we removed the sentence stating that our existing stockholder paid $45,000 for 4,500,000 shares of common stock.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

Comment No. 13:  As requested by the staff, we have added a statement to page 13 to the effect that K-Kitz does not undertake the obligation to update its forward-looking statements, except to the extent required by federal securities laws.

Comment No. 14:  As requested by the staff and in compliance with SEC Release No. 33-8350, MD&A has been updated to better describe the reasons for changes and matters that have had and are expected to have a material impact on K-Kitz’s current and future operations.  See pages 14 and 15.

Comment No. 15:  In accordance with Item 303(a) of Regulation S-K and SEC Release No. 33-8350, additional disclosure has been added to quantify the extent to which each business reason contributed to the overall change in a financial statement line item.  In particular, disclosure has been added to “Results of Operations” to indicate that the Franklin County Board of Health contract accounted for 50.4% of total 2008 revenue, and to detail the impact of this contract on other line items.  See page 15 of the Amendment.

Liquidity and Capital Resources, page 14

Comment No. 16:  Disclosure has been added to “MD&A-Liquidity and Capital Resources” on page 16 and “Certain Relationships and Related Transactions” on page 26 to describe the relationship between K-Kitz and Jendco Safety Supply Inc.  Please also see the related revisions to K-Kitz’s going concern disclosure.  Ms. Jarvis has not provided loans or advances to K-Kitz.

Recent Accounting Pronouncements, page 16

Comment No. 17:  In response to the staff’s comment, K-Kitz confirms that it has adopted the accounting pronouncements in its historical financial statements.  Revised disclosure in this regard is included on pages 18 and 19 of the Amendment.

Business, page 17

Comment No. 18:  In response to the staff’s request for additional disclosure about the company’s school system and municipality customers, and marketing plan, we inserted the following sentences on page 21 and made other revisions:

“School systems and municipalities have been our primary customer target since they involve a large number of people, many of whom require special attention, often receive priority in emergency situations and typically have budgeted funding to preserve the safety of their students, workers and others.  As a result, we intend to generate revenue from sales of our kits by continuing to focus on these customers by, among other methods, attending school board association shows and homeland security conferences, and developing new leads and contacts in various states and cities around the country.  We have also found these customers to be good referral sources to other similar types of customers.  We believe school systems and municipalities, as well as large corporations, will continue to constitute our largest customer base in the future.”

“Our customers are made aware of product expiration dates at the time of initial sales, and we reasonably expect continued revenue from most of our customers from refilling and replacing their kits and supplies.  We seek to remain close to our customers; in some instances at local schools, we have regularly participated in their disaster simulation drills.”

“We have begun a telemarketing campaign internally to contact school systems, municipalities and large corporations.”

Executive Officer Compensation, page 20

Comment No. 19:  To reflect the implementation of the new disclosure requirements relating to executive compensation, the Summary Compensation Table has been revised on page 25 of the Amendment.

Plan of Distribution and Terms of the Offering, page 24

Comment No. 20:  As requested by the staff, the cautionary language provided in the comment letter relating to there being no current public market for the shares has been added to pages 29 and 32.

Comment No. 21:  In response to the staff’s comment, disclosure has been added to pages 4, 29 and 30 to clarify that investors will not be entitled to a refund if the offering is extended for an additional 90 days beyond the initial 180-day period from the date of the prospectus.

Description of Securities, page 28

Comment No. 22:  As noted by the staff, the third paragraph under the heading “Description of Securities; Common Stock” has been eliminated and a sentence has been added to the end of the second paragraph with regard to non-cumulative stockholder voting.  See page 33 of the Amendment.

Balance Sheet, page F-3

Comment No. 23:  As requested by the staff, please see the pro forma balance sheet as of December 31, 2008 on pages F-3 and F-12, and the pro forma income statements for the year ended December 31, 2008 and the three months ended March 31, 2008 on pages F-4 and F-13, respectively.

Notes to Financial Statements, page F-7

Note 5.  Provision for Income Taxes, page F-12

Comment No. 24:  Certain items of income and expense are not reported in tax returns and financial statements in the same year.  The tax effect of such temporary differences is reported as deferred income taxes.

	Year ended December 31,
	2008	2007

Current taxes:

State & local	$450	$418
Current taxes	$450	$418

Deferred taxes	$1,562	$1,448

Provision for income taxes	$2,012	$1,866

The federal statutory rate is 15% for taxable income less than $50,000 with state income taxes approximating 4%.

Deferred income liabilities are as follows:

2008	2007

$1,562	$1,448

The liabilities represent the net difference between revenue and expense on the accrual basis for financial statement purposes versus the cash basis for federal income tax purposes.

K-Kitz adopted the provisions of FIN 48; but they had no impact on K-Kitz’s financial statements.

Note 8.  Related Party Transactions, page F-15

Comment No. 25:  As required by Rule 4-08(k) of Regulation S-X, related party transactions are now reflected on the face of the balance sheets, income statements and statements of cash flows.

A request for acceleration of the effectiveness of the Registration Statement will be submitted by K-Kitz as soon as the SEC has reviewed this letter and its enclosures and has advised K-Kitz that no further issues remain outstanding.  At the time of the request, K-Kitz will furnish a letter acknowledging the SEC’s position with respect to declaration of effectiveness and staff comments.  K-Kitz does not expect to rely on Rule 430A.  As there is no underwriter involved in the offering, no representations with respect to compliance with Rule 15c2-8 will be made and, in addition, no letter from the Financial Industry Regulatory Authority clearing the underwriting compensation arrangements for the offering will be provided.  We believe that all other supplemental information requested by the staff has been provided with this letter.

Should any member of the SEC’s staff have any questions concerning the enclosed materials or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact me (212-801-9221).

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

Enclosures

cc:	Scott Anderegg, Esq., Staff Attorney
Mr. Andrew Blume, Accountant
Mara Ransom, Esq., Legal Branch Chief
Division of Corporation Finance

Ms. Jennifer Jarvis
K-Kitz, Inc.